June 16, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (703) 653-3105

Ms. Catherine A. Graham
Executive Vice President and Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane, Suite 300
Chantilly, VA  20151

Re:	Online Resources Corporation
Form 10-K for the year ended December 31, 2004
      Filed March 15, 2005
      File No. 000-26123

Dear Ms. Graham:

      We have reviewed your response letter dated May 11, 2005 and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note in response to comment 1 that you rely on the exclusion in
Item 10(e)(4) of Regulation S-K. Please tell us in sufficient detail how each of your financial measures (1) recurring revenue, (2) recurring costs of revenues and (3) recurring gross profit are calculated in accordance with GAAP. If they are not calculated in accordance with GAAP, please reconcile these amounts to the most comparable GAAP measure. In addition, please tell us whether you use the actual number of recurring users in the denominator since the number of users disclosed on page 28 does not appear to be on a recurring basis.

2. Please tell us and expand your disclosure in future filings to specifically explain how you calculate your recurring average monthly metrics per user. Please also separately disclose each component used in this calculation including recurring revenue, recurring costs and recurring users and how you determine each of these components or tell us where they are disclosed elsewhere in your filing.

3. Your revised disclosure in response to the above comment should clarify what is meant by "recurring". If you do not present these metrics based on a recurring user basis, please revise your description to exclude the word "recurring".

4. We read your response to comment 2. We object to your use of this non-GAAP financial measure since the nature of your termination fees appear to be recurring. Accordingly, please exclude this measure in future filings. Please note however, that it is permissible and may be necessary to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in Management`s Discussion and Analysis. Refer to Question 8 of the Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures.

5. We read your response to comment 3. Please explain to us how you legally acquired these aged funds. In addition, please explain why you do not consider yourself a debtor if you assume "the financial liability for the payment...thereby becoming primary liable for the bill payment." We note that this obligation does not appear to be a contingent liability; therefore, we do not understand why you would not record the liability in its entirety when the funds are acquired.
In your response, please also summarize your performance obligations under your contractual agreements with your financial institution client and consumer client, if applicable, and whether your consumer client has transferred ownership of their funds to you.

6. Notwithstanding our comment above, please also tell us how you considered the applicable state escheat laws when making the determination that you are the beneficiary of these unclaimed funds.
In addition, please explain to us how you determined that the recipient does not consider the obligation as outstanding for each of the transactions.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Ms. Catherine A. Graham
Online Resources Corporation
June 16, 2005
Page 1